UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
NY Scoops, LLC dba Cool Suppliers

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> New Jersey
>
> *Date of organization*
> January 9, 2012

Physical address of issuer
20 Silver Fox Lane, Sussex, New Jersey 07461

Website of issuer
www.CoolSuppliers.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
February 4, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$288,686	$232,296
Cash & Cash Equivalents	$8,549	$2,953
Accounts Receivable	$30,255	$0
Short-term Debt	$174,170	$102,018
Long-term Debt	$95,520	$131,334
Revenues/Sales	$598,728	$524,866
Cost of Goods Sold	$254,644	$296,043
Taxes Paid	$0	$0
Net Income	$33,869	$5,793

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 6, 2018

FORM C

Up to $107,000.00

NY Scoops, LLC dba Cool Suppliers



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by NY Scoops, LLC, a New Jersey limited liability company doing business as Cool Suppliers, (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer will not owe a commission to the Intermediary at the conclusion of the offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.CoolSuppliers.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 6, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

7

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.CoolSuppliers.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

NY Scoops, LLC dba Cool Suppliers is a New Jersey limited liability company, formed on January 9, 2012. The Company is currently also conducting business under the name of Cool Suppliers.

The Company is located at 20 Silver Fox Lane, Sussex, New Jersey 07461.

The Company's website is www.CoolSuppliers.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Cool Suppliers makes all-natural frozen smoothies (a.k.a. "iceys") which are sorbet-like squeeze pops made with real fruit and have no artificial colors or ingredients. From the water and fruits the company uses, down to the all-natural sugar used to lightly sweeten the pops, Cool Suppliers' frozen treats are made to be a tasty, healthier snack.

The Offering

Minimum amount of Crowd Notes being offered	25,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Crowd Notes	107,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 4, 2019
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products are highly competitive.
Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize all-natural frozen treats. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

We rely on other companies to provide raw materials and basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate to manufacture, or from whom we acquire such items, do not provide us the raw materials, major components, or basic ingredients which meet required

specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or basic ingredient.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Timothy Kostenko who is the Founder of the Company. The Company has or intends to enter into an employment agreement with Timothy Kostenko although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Timothy Kostenko could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board, and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
Our success depends in large part on its ability to maintain consumer confidence in the safety and quality of all our products. We have rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, we may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of our products, negative publicity, or actual or threatened legal actions, all of which could damage our reputation and may reduce demand for our products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of: raw materials, other commodities, and fuel. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional salespeople or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 99.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New Jersey law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or

prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Cool Suppliers' all-natural frozen smoothies (a.k.a. "iceys") are sorbet-like squeeze pops made with real fruit and have no artificial colors or ingredients. From the water and fruits the company uses, down to the all-natural sugar used to lightly sweeten the pops, Cool Suppliers' frozen treats are made to be a tasty, healthier snack.

Business Plan

Cool Suppliers' flagship all-natural frozen smoothie is defined as much by what it is as by what it is not. It is dairy-free, peanut-free, gluten-free, fat-free, and does not contain high fructose corn syrup, artificial flavors, nor artificial colors.

We seek to be a youthful brand, with a young adult target audience. We market at music tours and venues, sports camps and parks, schools, and other events frequented by that demographic. However, our go-to-market strategy has been convenience store ("C-store") access. We value these partner stores as equally as our customers. We believe new healthier options are gaining market share in the frozen treat industry and seek market share via C-store distribution. We plan to expand our market penetration by attending additional C-store trade shows over the course of each year. We increased the number of trade shows we attended last year, which ended up having a notable impact on our revenue growth. We also plan to expand our chain-focused promotional strategies by adding freezer programs (branded freezer equipment and shelf items), purchase incentives, and targeted marketing campaigns.

Cool Suppliers primarily sells its product via wholesale distributors across the country. Distribution has grown from the company selling store to store in New York City in 2014 to establishing a patchwork of distributors across the U.S. The company has sold its products via the following distributors:

- o H.T. Hackney
- o Shamrock Foods (a.k.a. Dairy Maid)

- o Core-Mark
- o J. Polep
- o Grocery Supply Company (GSC)
- o UNFI
- o Sysco

History of the Business

Cool Suppliers launched as a small scoop and serve stand in Coney Island. In 2014, after obtaining a grassroots following, we decided to turn our delicious recipe into a retail product—squeeze-pop style "All Natural ICEYs." That year, we sold ICEYs across Brooklyn by connecting with local C-stores. In 2015, Cool Suppliers began to grow regionally—we sold our products across all five NYC boroughs, as well as in New Jersey, Pennsylvania, Maryland, and Indiana. In 2016, Cool Suppliers expanded distribution to the West Coast through C-stores in California, Arizona, Colorado, Utah, Oregon, and Nevada. We have also toured across country, promoting and selling our products, as part of the Vans Warped Tour.

Since 2017, we have increased our attendance to C-store trade shows, which has helped us increase our C-store distribution on a national scale. We have also sought to grow our food service channel revenue, and witnessed notable revenue growth on the final Vans Warped Tour in 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
All-natural frozen smoothies ("iceys")	Sorbet-like squeeze pops made with real fruit and have no artificial colors or ingredients.	We seek to distribute our products in convenience stores, grocery stores, schools, corporate cafes, music festivals, stadiums, and home freezers.

We aim to use proceeds from this Offering to customize product packaging, including creating custom wholesale boxes and individual unit lids and tubes. We believe this will allow us to scale production, increase inventory, and thus fulfill larger wholesale orders as well as offer different sizes of our individual iceys for retail distribution.

Currently, we are utilizing a co-packer which we believe has hindered our ability to grow the brand. We intend to secure additional financing in order to purchase our own equipment with which we believe we will be able to experiment with and introduce new flavors, including limited-edition flavors, seasonal varieties, and interesting collaborations.

Competition

The Company competes against major players in the frozen treat market such as Nestle, Unilever, and Wells Blue Bunny. We also compete against companies that create healthier frozen treat alternatives such as Popsicle, Ruby Rockets, Good Pops, Yasso, and Chloe's Fruit.

Since launching, we have sought to distinguish ourselves by leveraging our grassroot brand status to generate enthusiasm amongst our target market. We are also actively engaged in the C-store market, attending trade shows and building campaigns specifically targeted to help increase our market share in C-stores on a national scale. Beyond the C-store, we have also plan to move into food service categories like schools, corporate cafes, amusement parks, and summer camps.

Customer Base

Our primary clients are the owners and customers of neighborhood convenience stores.

Intellectual Property

Trademarks

Registration #	Title	Description	Registration Date
4,880,912	icey	For edible fruit ices, edible ices, flavored ices, frozen confections, namely ices; fruit ices, Italian ice, in class 30 (US CL 46)	January 5, 2016
4,894,916	Cool Suppliers	For edible fruit ices, edible ices, flavored ices, frozen confections, namely ices; fruit ices, Italian ice, in class 30 (US CL 46)	February 2, 2016

Governmental/Regulatory Approval and Compliance

We are subject to U.S. Department of Agriculture rules and regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 20 Silver Fox Lane, Sussex, New Jersey 07461.

The Company has the following additional addresses: 1819 Route 35, South Amboy, New Jersey 08879.

The Company conducts business in New York and New Jersey.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Inventory Buildup	50.00%	$12,500	50.00%	$53,500
Custom Packaging	50.00%	$12,500	50.00%	$53,500
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

Cool Suppliers intends to use the proceeds from this raise to customize product packaging, including creating custom wholesale boxes and the individual unit lids and tubes. We believe this will allow us to scale production, increase inventory, and thus fulfill larger wholesale orders as well as offer different sizes of individual iceys for retail distribution. We also plan to experiment with and introduce new flavors, including limited-edition flavors, seasonal varieties, and interesting collaborations.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds depending on its ability to expand into new markets, fluctuations in demand for its products, and the costs to purchase its own equipment, which it intends to do via additional financing through a loan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Tabor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Operations Manager: 2013 - Present

Member of Breakneck Road, LLC, which is the controlling member in the Company: 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Operations Manager of Cool Suppliers: 2013 - Present

Scott has been with the Cool Suppliers since 2013, and brings 16 years of Fortune 500 sales and management experience. His primary responsibility at the company has been overseeing our direct store distribution network in the greater NYC area. Notwithstanding his daily responsibilities in New York, his efforts are felt in almost every facet of the business. He manages the relationships with our manufacturing partners, monitors our warehousing, conducts calls with reps around the U.S. about sales and logistics, works with vendors, assists with back end organization, and manages several of our larger key accounts. Scott holds a B.S. in Engineering Management from Clarkson University.

Name

Timothy Kostenko ("Timmy Grins")

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and Managing Member: January 2012 - Present

Member of Breakneck Road, LLC, which is the controlling member in the Company: 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Member of Cool Suppliers: January 2012 - Present

Timmy is the backbone and chief storyteller of the Cool Suppliers. He founded the company from his kitchen in Sunset Park Brooklyn. He used to take the initial batches down to Coney Island and sell them for $1 a scoop. His one-day-at-a-time mentality, unrelenting passion, and positive attitude have carried the company from its humble beginnings to a nationally distributed product. Timmy's diverse background includes nearly a decade as a financial advisor at Morgan Stanley, headlining rap tours, and various community service initiatives.

Personal Information

Timothy Kostenko filed for personal in bankruptcy in 2012 as result of a company that he financed defaulting on its debt obligations.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Tabor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member of Breakneck Road, LLC, which is the controlling member in the Company: 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Operations Manager of Cool Suppliers: 2013 - Present

Scott has been with the Cool Suppliers since 2013, and brings 16 years of Fortune 500 sales and management experience. His primary responsibility at the company has been overseeing our direct store distribution network in the greater NYC area. Notwithstanding his daily responsibilities in New York, his efforts are felt in almost every facet of the business. He manages the relationships with our manufacturing partners, monitors our warehousing, conducts calls with reps around the U.S. about sales and logistics, works with vendors, assists with back end organization, and manages several of our larger key accounts. Scott holds a B.S. in Engineering Management from Clarkson University.

Name

Timothy Kostenko ("Timmy Grins")

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and Managing Member, January 2012 to Present

Member of Breakneck Road LLC, which is the controlling member in the Company: 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Member of Cool Suppliers, January 2012 to Present

Timmy is the backbone and chief storyteller of the Cool Suppliers. He founded the company from his kitchen in Sunset Park Brooklyn. He used to take the initial batches down to Coney Island and sell them for $1 a scoop. His one-day-at-a-time mentality, unrelenting passion, and positive attitude have carried the company from its humble beginnings to a nationally distributed product. Timmy's diverse background includes nearly a decade as a financial advisor at Morgan Stanley, headlining rap tours, and various community service initiatives.

Personal Information

Timothy Kostenko filed for personal in bankruptcy in 2012 as result of a company that he financed defaulting on its debt obligations.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New Jersey law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in New Jersey and New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	1,000,000,000
Voting Rights	Each Member has a vote equivalent to his or her percentage of Membership Interests
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Able Lending
Amount outstanding	$66,767.80
Interest rate and payment schedule	36-month term, $4,249.25 monthly payments which includes interest
Amortization schedule	N/A
Describe any collateral or security	All accounts (including healthcare insurance receivables), as-extracted collateral, chattel paper (whether electronic or tangible), deposit accounts, documents, equipment, general intangibles (including payment intangibles and software), instruments (including certificated and uncertificated securities, securities accounts, security entitlements, commodity contracts, and commodity accounts), inventory, investment property, letter-of-credit rights, and commercial tort claims of Borrower, now owned or after acquired, as well as any accessions, attachments, accessories, parts, proceeds, replacements, or supplies therefor; provided, however, Collateral does not include, and Able does not receive any security interest in, consumer goods as that term is defined by Applicable Law, real property, property included as part of a legal homestead as defined under Applicable Law, or any property in which Able is prohibited by law from taking a security interest without jeopardizing its status as a commercial lender.
Maturity date	May 1, 2020
Other material terms	N/A

	Business Loan
Name of creditor	LoanBuilder (a PayPal service)
Amount outstanding	$50,000
Interest rate and payment schedule	52-week term, total interest charge of $7,962.11, with weekly payments of $1,114.64
Amortization schedule	N/A
Describe any collateral or security	Company grants creditor a continuing security interest to all present and future accounts, Receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory.
Maturity date	October 17, 2019
Other material terms	N/A

Type of debt	Line of Credit
Name of creditor	Lakeland Bank
Amount outstanding	$24,000.00
Interest rate and payment schedule	WSJ Prime + 3%, variable rate. Monthly payments typically range between $400 to $500
Describe any collateral or security	Satisfactory first security interest to all company assets
Maturity date	Draw period expires May 26, 2020 and payment period expires May 26, 2025
Other material terms	Amount outstanding subject to possible increase.

Ownership

Company Ownership: Breakneck Road, LLC 99% and Timothy Kostenko 1%.
Timothy Kostenko owns 70% and Scott Tabor owns 10% of Breakneck Road, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Breakneck Road LLC	99.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$592,173	$53,820	$0

Operations

Our greatest challenge is liquidity as it is linked to production. We are in a co-packing relationship that requires us to produce and pay for very large amounts of product up front. This forces us to store products for longer periods, carry debt, and leaves little room for any delays in receivables. Nonetheless, we were able to turn a profit in 2016 and 2017.

We believe we run a cost efficient operation. Our two biggest catalysts for improving profitability are: 1) opening new markets, and 2) streamlining production runs. We plan to purchase new equipment after this Offering to help us execute our business strategy.

Liquidity and Capital Resources

The proceeds of this Offering will allow us to better manage our production and inventory.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Cool Suppliers intends to purchase equipment to help it take over inventory production. In order to do so, the company plans to secure additional further financing via a loan.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 4, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following field below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$3,000,000.00

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred units following the date of issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred units in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive units of membership interest of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion of the Crowd Notes, the Company's preferred units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's preferred units that is identical in all respects to the preferred units issued in the Qualified Equity Financing (e.g., if the Company sells Series A preferred units in the Qualified Equity Financing, the Shadow Series would be Series A-1 preferred units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:

  i.   Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Unit by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the fully-diluted capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any investor in a Crowd Notes in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the purchase price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

  a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

      i.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the fully-diluted capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

  b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Units pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
  i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if,

after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to one and a half times (2.0X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination
The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under this Crowd Notes into Conversion Units; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Company does not have any voting agreements in place.

The Company does not have any unitholder / interest holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Member Units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Family Members of Timothy Kostenko
Relationship to the Company	Timothy Kostenko is Managing Member of NY SCOOPS LLC
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	14.57% interest rate on money loaned
Benefits or compensation received by Company	Company was loaned money
Description of the transaction	Able Lending created a crowd-sourced debt obligation that was backed by friends and relatives of Timothy Kostenko

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Timothy Kostenko
_____
(Signature)

Timothy Kostenko
_____
(Name)

Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Timothy Kostenko
_____
(Signature)

Timothy Kostenko
_____
(Name)

Managing Member
_____
(Title)

December 6, 2018
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

NY SCOOPS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NY SCOOPS, LLC

DECEMBER 31, 2017 AND 2016

TABLE OF CONTENTS

Alario & Associates

Certified Public Accountants
and Advisors

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Management
NY Scoops, LLC.
Sussex, NJ

Management is responsible for the accompanying financial statements of NY Scoops, LLC (a partnership), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and members' equity and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, members' equity, revenue, and expenses. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Alario & Associates

Warwick, New York
November 13, 2018

THE DEMEREST BUILDING, 28 RAILROAD AVENUE, WARWICK, NEW YORK 10990
TEL (845) 986-8717 |·| FAX (845) 986-1771 |·| EMAIL: INFO@ALARIOASSOCIATES.COM

NY SCOOPS, LLC
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	2017	2016
CURRENT ASSETS		
Cash and Cash Equivalents	$ 8,549	$ 2,953
Accounts Receivable	30,255	-
Inventory	188,750	151,500
Notes Receivable	12,642	23,088
Total Current Assets	240,196	177,541
PROPERTY AND EQUIPMENT		
Furniture and Equipment	21,001	9,869
Vehicles	17,562	17,562
Accumulated Depreciation	(23,729)	(17,551)
Net Property and Equipment	14,834	9,880
INTANGIBLE ASSETS		
Product Development Costs	56,094	56,094
Accumulated Amortization	(22,438)	(11,219)
Net Intangible Assets	33,656	44,875
TOTAL ASSETS	$ 288,686	$ 232,296
CURRENT LIABILITIES		
Accounts Payable	$ 20,276	$ 1,500
Credit Cards Payable	43,775	39,752
Bank Line of Credit	48,054	49,737
Current Portion of Long-Term Debt	62,065	11,029
	174,170	102,018
LONG TERM LIABILITIES		
Long-Term Debt Net of Current Portion	71,350	69,459
Due to Related Party	24,170	61,875
	95,520	131,334
MEMBERS' EQUITY	18,996	(1,056)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 288,686	$ 232,296

See Independent Accountants' Compilation Report

NY SCOOPS, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
SALES	$ 598,728	$ 524,866
Cost of Goods Sold	254,644	296,043
Gross Profit	344,084	228,823
OPERATING EXPENSES		
Wages	55,736	27,888
Payroll Taxes	4,873	2,776
Advertising	27,628	40,630
Office, Postage and Bank Charges	2,893	4,053
Depreciation and Amortization	17,397	17,807
Interest Expense	24,595	14,646
Travel, Meals and Entertainment	9,777	5,649
Telephone and Internet	2,206	2,259
Insurance	10,767	7,678
Professional Fees	10,328	1,577
Automobile Expense	45,541	18,219
Delivery Truck and Equipment Rental	34,776	34,966
Commission	17,942	3,301
Shipping	42,766	39,560
Payroll Processing Fees	1,825	1,135
Miscellaneous Expense	1,165	886
Total Expenses	310,215	223,030
Net Income	33,869	5,793
Members' Equity-Beginning of Year	(1,056)	(6,849)
Members' Draws	(13,817)	-
Members' Equity-End of Year	$ 18,996	$ (1,056)

NY SCOOPS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 33,869	$ 5,793
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:		
Depreciation and Amortization	17,397	17,807
(Increase) Decrease in:		
Accounts Receivable	(30,255)	-
Inventory	(37,250)	(129,719)
Notes Receivable	10,446	(8,716)
Increase (Decrease) in:		
Accounts Payable	18,776	1,500
Credit Card Payable	4,023	17,803
Cash Flows provided by (used in) Operating Activities	17,006	(95,532)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of Equipment	(11,132)	-
Cash Flows used in Investing Activities	(11,132)	-
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Principal Payments on Line of Credit	(1,683)	49,737
Proceeds from Bank Loans	52,927	56,300
Repayment of Shareholder Loan	(37,705)	(14,415)
Members' Distributions	(13,817)	-
Cash Flows provided by (used in) Financing Activities	(278)	91,622
Net Increase (Decrease) in Cash	5,596	(3,910)
CASH and EQUIVALENTS - at beginning of year	2,953	6,863
CASH and EQUIVALENTS - at end of year	$ 8,549	$ 2,953

NY SCOOPS, LLC
STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Supplemental Disclosures of Cash Flow Information

Cash paid during the Year for:	2017	2016
Interest	$ 24,595	$ 14,646
Income Taxes	$ -	$ -

EXHIBIT B
Company Summary





Company: Cool Suppliers

Market: Frozen Snacks

Product: All-natural, low-calorie frozen pops made with real fruit and little to no added sugar

Company Highlights

- Sorbet-like squeeze pops made with real fruit and no artificial ingredients
- Sold at convenience store locations across the U.S.
- As of September 2018, company had generated $636,385 in sales year-to-date, a 55.5% increase from the same period in 2017
- Generated $88,216 in net income year-to-date as of September 2018, up 160% from annual net income in all of 2017

COMPANY SUMMARY

Opportunity

Consumer demand for "free-from" products is growing, and companies—including those in the frozen dessert industry—have begun developing products that are free from soy, gluten, artificial colors or flavors, preservatives, and genetically modified ingredients.[i] Going beyond traditional "healthier" options (i.e. low-calorie or low-sugar alternatives), companies have also begun highlighting their use of real fruit and other all-natural ingredients[ii] in order to capture a bigger share of the $28 billion frozen dessert industry.[iii]

This trend towards healthier, all-natural products is particularly relevant for convenience stores (c-stores) looking to boost business by offering healthier snacks and locally-made products.[iv] In 2017, frozen treats, including ice cream and other frozen novelties, generated $1.3 billion across all U.S. c-stores channels. Ice-pop novelties, which generated $1.1 million in c-stores sales, saw unit volume grow 9.4% year over year. According to U.S. research firm Mintel, offering products with more natural ingredients and simpler formulations may be a key factor to boosting c-stores sales in the ice cream and frozen novelty market.[v]

In 2014, Cool Suppliers launched as a small scoop and serve stand in Coney Island. After building a grassroots following, the company decided to turn its delicious recipe into a retail product—a squeeze-pop-style, all-natural "icey." By 2016, Cool Suppliers had expanded nationally, with distribution reaching the West Coast through c-stores in California, Arizona, Colorado, Utah, Oregon, and Nevada.

Product

Cool Suppliers' all-natural frozen smoothies (a.k.a. "iceys") are sorbet-like squeeze-pops made with real fruit and have no artificial colors or ingredients. From the water and fruits the company uses, down to the all-natural sugar to lightly sweeten the pops, Cool Suppliers' frozen treats are made to be a tasty, healthier snack.









All-Natural	**Healthy Frozen Snack**	**Brooklyn Born**
Made with natural fruit, little to no added sugar and no artificial coloring	Vegan, gluten-free, peanut-free, and low calorie	Founded in Brooklyn, New York, Cool Suppliers' frozen smoothies are now available at convenience store locations across the U.S.

Current Flavors

<u>Mango</u>   <u>Blueberry Raspberry</u>   <u>Wild Cherry</u>

      

<u>Strawberry Lemonade</u>   <u>Pineapple Coconut</u>
NEW!

   



Primary Distribution Channel: Convenience Stores

ALL NATURAL ICEYS
ALL NATURAL ICEYS

Cool Suppliers' primary go-to-market strategy has been wholesale distribution to local and regional convenience store (c-store) chains. The company plans to expand its market penetration by increasing its attendance at c-store trade shows over the course of each year. Cool Suppliers increased the number of trade shows it attended over the past year which had positive impact on its revenue growth.

Cool Suppliers also plans to expand its chain-focused promotional strategies by adding freezer programs (branded freezer equipment and multi-unit shelf items), purchase incentives, and targeted marketing campaigns.





all natural
LEMONADE
icey
BLUEBERRY
RASPBERRY
icey
MANGO
icey
WILD
CHERRY
icey
ALL NATURAL ICEYS

Vans Warped Tour



VANS
WARPED TOUR '18
Final Full Cross Country Tour
COOL SUPPLIERS

Cool Suppliers has been a part of the past three Vans Warped Tours. The Warped Tour, which has occurred annually each summer since 1995, is one of the largest traveling music festivals in the U.S.[vi] In 2018, Cool Suppliers traveled across the U.S. for the final cross-country version of the festival. Cool Suppliers set up booths at 35 stops of the tour to promote its brand and sell its iceys to festivalgoers.

Cool Suppliers aims to further leverage its connections in the music industry to sell at and sponsor additional festivals and concerts. It also plans to attend additional events held at sports camps, parks, and schools to promote its brand amongst younger demographics.





Use of Proceeds and Product Roadmap

Cool Suppliers intends to use 50% of the proceeds from this raise to help build out its inventory and 50% to help customize its own packaging, including creating custom wholesale boxes and individual unit lids and tubes. This will allow Cool Suppliers to fulfill larger wholesale orders as well as offer different sizes of their individual iceys for retail distribution.

Aside from this fund raise, the company also plans to secure additional debt financing to purchase equipment that will help it take over inventory production. Currently, the company relies on a co-packer which it believes has hindered its ability to grow and provide customized wholesale offerings. As its production capability ramps up, Cool Suppliers also hopes to open up new distribution relationships with direct-store-delivery (DSD) reps in Miami, Houston, Dallas, Atlanta, Chicago, San Francisco, and Seattle. The company plans to experiment more and introduce new flavors, including limited-edition flavors, seasonal varieties, and interesting collaborations.

Business Model

For wholesale distribution, Cool Suppliers typically charges $17 to $20 per case of 20 iceys, or $0.85 to $1.00 per icey. Depending on the location, c-stores typically charge between $1.99 to $2.49 for an individual icey. Next year, Cool Suppliers plans to increase its c-store offering to include multi-unit packages.





USER TRACTION

Cool Suppliers primarily sells its product via wholesale distributors across the country. Distribution has grown from the company selling store to store in New York City in 2014 to establishing a patchwork of distributors across the U.S. The company has sold its products via the following distributors:

- H.T. Hackney
- Shamrock Foods (a.k.a. Dairy Maid)
- Core-Mark
- J. Polep
- Grocery Supply Company (GSC)
- UNFI
- Sysco

Los Angeles Unified School District

In 2018, Cool Suppliers was added to the Los Angeles Unified School District (LAUSD) Approved Snack List. LAUSD is the second largest school district in the nation, with more than 640,000 students at over 900 schools and 187 public charter schools.[vii] Thus far, Cool Suppliers has sold its iceys to 58 schools within LAUSD.

HISTORICAL FINANCIALS

Year to date as of September 2018, Cool Suppliers has generated $636,385 in sales, a 55.5% increase from the same period in 2017. In 2017, the company generated $598,728 in sales, a 14% year-over-year increase. Sales have been the highest during summer months and have dipped during the winter seasons, which are typically slow for frozen treat sales. Year-over-year winter sales improved from the 2016/17 winter season as the company expanded its distribution and entered the school market.



Total Revenue
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18



Year to date as of September 2018, Cool Suppliers' expenses (including costs of goods sold and operating expenses) had totaled $548,169, a 38% increase from the same period in 2017. Expenses were evenly split between costs of goods sold (COGS) and operating expenses; the largest operating expenses thus far in 2018 have been payroll (~25% of operating costs) and company van expenses (~18%). In 2017, Cool Suppliers' expenses totaled $564,859, a 9% increase from 2016.



Year to date as of September 2018, Cool Suppliers had generated net income of $88,216, up 160% from annual net income in all of 2017. In 2017, the company's net income totaled $33,869, and it was profitable in 2016, generating net income of $5,793.





INDUSTRY AND MARKET ANALYSIS

Ice cream and other frozen novelties are one of the top 10 supermarket food categories in the U.S.[viii] According to Grand View Research, the U.S. frozen desserts market generated over $25.8 billion in 2016, with ice cream products representing over 60% of the market. The overall market is expected to grow at a compound annual growth rate (CAGR) of 3.7% to reach $35.2 billion in 2025.[ix] Key factors influencing the market include the demand for "free-from" products, with companies developing frozen treats that are free from soy, gluten, artificial colors or flavors, preservatives, and genetically modified ingredients.[x] Going beyond traditional "healthier" options (i.e. low-calorie or low-sugar alternatives), companies have also begun highlighting their use of real fruit and other all-natural ingredients.[xi]

This trend towards healthier, all-natural products is particularly relevant for convenience stores (c-stores) looking to increase frozen treat sales. As of January 2018, there were 154,500 c-stores in the U.S. For these businesses, gasoline drives roughly 60% of sales. Yet the goods purchased inside generate roughly two-thirds of an average c-store's bottom line. In an effort to shift from their dependency on gasoline and cigarette sales —which face increasing headwinds— c-stores could begin offering more prepared foods as well as healthier snacks and locally-made products.[xii] In 2017, frozen treats, including ice cream and other frozen novelties, generated $1.3 billion across all U.S. c-stores channels, accounting for 1% of total c-stores sales; frozen-novelties generated $773.2 million (down 2.6% year over year), while ice cream/ sherbet generated $528 million (down 2.7% year over year). Ice-pop novelties, which generated $1.1 million in c-stores sales, saw unit volume grow 9.4% year over year. According to U.S. research firm Mintel, offering products with more natural ingredients and simpler formulations may be a key factor to boosting c-stores sales in the ice cream and frozen novelty market.[xiii]

COMPETITORS

Popsicle®: Originally created in 1905,[xiv] the rights to the Popsicle brand were bought by Good Humor in 1989, a subsidiary of Unilever (NYSE: UN).[xv] Other Popsicle product names include Fudgesicle and Creamsicle along with over 26 different varieties.[xvi] They also sell healthier alternatives, Simply Popsicle, which is made with cane sugar and is naturally flavored and colored, and Popsicle Fruit Pops, which is made with just five ingredients.[xvii] As of 2015, Popsicle generated $432 million in global revenue for Unilever.[xviii]

Ruby Rockets: Founded in 2013, Ruby Rockets sells frozen veggie and fruit bars, pops, and coconut milk yogurt alternatives. Its products have been distributed in over 3,000 stores across the U.S.[xix] The company currently has three flavors of ice pops and four flavors of its coconut-milk-based bars. A box of four pops or bars retails for $7.99.[xx] In September 2015, Ruby Rockets raised $1.9 million on CircleUp and was reportedly on pace to generate $2.5 million in revenue for the year.[xxi]

GoodPop®: Founded in 2009, GoodPop makes all-natural frozen pops. The company currently sells 12 different varieties of frozen pops and most recently launched its Organic Freezer Pops.[xxii] In May 2017, GoodPop released its 100% fruit juice, no sugar-added Organic Freezer Pop. The Organic Freezer Pops come in a box of 24, with three flavors (Concord Grape, Fruit Punch, and Strawberry Lemonade) and retail on Amazon for $16.49.[xxiii] In addition to selling its pops on Amazon, GoodPop's products can also be purchased online at Thrive Market and Fresh Direct.[xxiv]



J&J Snack Foods (NASDAQ: JJSF): Founded in 1971, J&J Snack Foods is a manufacturer of snack foods, baked goods, frozen novelties, and frozen beverages. Frozen novelties include the ICEE® and Slush Puppie frozen beverages, Luigis® Real Italian Ice, Minute Maid frozen juice bars and ices, and whole fruit sorbet and frozen fruit bars.[xxv] For its 2017 fiscal year, J&J's frozen juice and ices segment generated $49.469 million and $71.325 million in food service and retail supermarket sales, respectively.[xxvi]

Yasso®: Launched in 2011, Yasso produces low-calorie and low-fat frozen Greek yogurt bars and pints. It currently carries 17 different flavors of bars[xxvii] and 9 different pint flavors.[xxviii] The company distributes its products across the U.S. in more than 15,000 grocery stores, club stores, and retailers like Target and Walmart.[xxix] Yasso is backed by private equity firm Castanea, which invested in the company in January 2018.[xxx]

Chloe's Fruit: Founded in 2010, Chloe's Fruit produces frozen fruit pops and sells dairy-free fruit treats such as sundaes and smoothies at its brick-and-mortar location in New York City (NYC). The company sells nine different varieties of frozen fruit pops. As of September 2017, its products were sold in over 10,000 grocery stores across the U.S., in addition to its flagship NYC store.[xxxi] Consumers may also buy the frozen pops online through Amazon, Fresh Direct, Peapod, and Jet.[xxxii] As of April 2018, the company had raised $3 million in venture capital.[xxxiii]

TEAM



Timmy Grins, Founder and Managing Member: Timmy is the backbone and chief storyteller of Cool Suppliers. He founded the company from his kitchen in Sunset Park, Brooklyn. He used to sell scoops down at Coney Island for $1 a scoop. His one-day-at-a-time mentality, unrelenting passion, and positive attitude have carried the company from its humble beginnings to a nationally distributed product. Timmy's diverse background includes nearly a decade of experience as a financial advisor at Morgan Stanley, headlining rap tours, and various community service initiatives.



Scott Tabor, Operations: Scott has been with Cool Suppliers since 2013. He has 16 years of Fortune 500 sales and management experience. His primary responsibility at the company is overseeing its direct store distribution network in the greater New York City area. Notwithstanding his daily responsibilities in New York, his efforts are felt in almost every facet of the business. He manages the relationships with the company's manufacturing partners, monitors its warehousing, conducts calls with reps around the U.S. about sales and logistics, works with vendors, assists with backend organization, and manages several of the larger key accounts. Scott holds a B.S. in Engineering Management from Clarkson University.



Matthew Stibbe, Marketing: Matthew works with Cool Suppliers as a marketing consultant. He provides consulting for startups and mid-size companies, advising on direct-to-consumer strategies and integrations as well as user and revenue growth. He is experienced in marketing, entrepreneurial business, and project management for both startups and Fortune 500 companies. He has experience in developing and managing digital strategies, with a focus on web development, integrated online marketing strategies, customer acquisition/conversion, and brand management. He has successfully exited one startup and now focuses his attention on projects that make both a positive economic and societal impact.





Flip McKenzie, Food Service Sales: Flip has been an important part of the Cool Suppliers story since 2015. He started selling Cool Suppliers in New York City, opening up sales in Harlem, the Bronx, and Westchester County, before setting his sights on Southern California. Since arriving in SoCal, he has helped make sales in numerous convenience stores, small format neighborhood groceries, and health food stores. Most recently, Flip was instrumental in gaining approval to bring Cool Suppliers into the Los Angeles Unified School District.



Kevin Stevenson, Convenience Store Sales: A Baltimore native, Kevin has been keeping Las Vegas cool since 2015. Utilizing his 25+ years of food and beverage experience, Kevin has been able to amass a following for Cool Suppliers spanning from Las Vegas to Phoenix and all the way up to Reno and Lake Tahoe. Beyond opening direct store relationships, Kevin has helped build relationships with major food distributors, including Core-Mark and Shamrock Foods. Thanks to Kevin, Cool Suppliers has been sold at c-stores on the Las Vegas strip as well as locations throughout the Southwest U.S.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $3 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit based on a $3 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

[i] https://www.naturalproductsinsider.com/regulatory/free-driving-innovation-28-billion-ice-cream-market
[ii] https://www.nutritioninsight.com/news/healthy-indulgence-guilt-free-frozen-desserts.html
[iii] https://www.naturalproductsinsider.com/regulatory/free-driving-innovation-28-billion-ice-cream-market
[iv] https://www.bloomberg.com/news/articles/2018-01-18/convenience-stores-getting-squeezed-by-fast-food-dollar-stores
[v] https://www.cspdailynews.com/general-merchandise/churning-sales-frozen-treats
[vi] http://www.ecollegetimes.com/warped-tours-last-lap-the-countrys-largest-traveling-festival-says-farewell-after-23-years-of-music-and-memories
[vii] https://achieve.lausd.net/about
[viii] https://www.naturalproductsinsider.com/regulatory/free-driving-innovation-28-billion-ice-cream-market
[ix] https://www.grandviewresearch.com/press-release/us-frozen-desserts-market-analysis
[x] https://www.naturalproductsinsider.com/regulatory/free-driving-innovation-28-billion-ice-cream-market
[xi] https://www.nutritioninsight.com/news/healthy-indulgence-guilt-free-frozen-desserts.html
[xii] https://www.bloomberg.com/news/articles/2018-01-18/convenience-stores-getting-squeezed-by-fast-food-dollar-stores



xiii https://www.cspdailynews.com/general-merchandise/churning-sales-frozen-treats

xiv https://www.popsicle.com/our-story

xv https://www.theatlantic.com/health/archive/2010/07/dont-use-the-p-word-a-popsicle-showdown/59412/

xvi https://www.popsicle.com/our-pops

xvii https://www.popsicle.com/product-category/fruit-pops

xviii https://www.forbes.com/pictures/hhkh45fl/14-popsicle/#2c20f17d356c

xix https://www.rubyrockets.com/pages/about-us

xx https://www.rubyrockets.com/collections/all

xxi https://www.foodnavigator-usa.com/Article/2015/09/17/Ruby-Rockets-maker-raises-1.9-million-on-CircleUp

xxii https://www.goodpops.com/flavors/

xxiii https://www.amazon.com/Goodpop-Organic-Freezer-Sugar-Variety/dp/B01NAXA0J7/

xxiv https://www.goodpops.com/store-locator/buy-online/

xxv http://jjsnackfoodservice.com/about/

xxvi http://www.jjsnack.com/jjdocumentbank/PDF/PR_RDG_4q_2017.pdf

xxvii https://yasso.com/products/bars/

xxviii https://yasso.com/products/pints/

xxix https://www.castaneapartners.com/brand/yasso/

xxx https://www.castaneapartners.com/news-post/castanea-partners-announces-investment-in-yasso/

xxxi https://www.cnbc.com/2017/09/26/chobani-incubator-to-help-7-companies-take-on-big-food.html

xxxii https://www.chloesfruit.com/where-to-buy

xxxiii https://www.sec.gov/Archives/edgar/data/1552239/000155223918000001/xslFormDX01/primary_doc.xml

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

NY SCOOPS LLC (d/b/a Cool Suppliers)
20 Silver Fox Lane
Sussex, New Jersey 07461

Ladies and Gentlemen:

The undersigned understands that NY SCOOPS LLC, Inc., a limited liability company organized under the laws of New Jersey (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 6, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on February 4, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of New Jersey, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned

2

in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the

Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in New Jersey, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	20 Silver Fox Lane, Sussex New Jersey 07461 Attention: Timothy Kostenko
with a copy to:	1345 Sixth Ave, Floor 11 New York, NY 10105 Attention: Alex Araujo

If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

NY SCOOPS LLC
By_____ Name: Title:

EXHIBIT D

Form of Crowd Note

NY SCOOPS, LLC

CROWD NOTE

FOR VALUE RECEIVED, NY SCOOPS LLC (d/b/a Cool Suppliers) (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is February 4, 2019.

1. Definitions.

    a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Preferred Units issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of equity interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting equity of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; _provided, however,_ that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of units of membership interest of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for units, (ii) exercise of all outstanding options and warrants to purchase units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing equity incentive or similar plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series members shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in

good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, managers and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all limited liability company action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current articles of organization or operating agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Units**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's managers to be advisable to reorganize this instrument and any units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of New Jersey as applied to other instruments made by New Jersey residents to be performed entirely within the state of New Jersey, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the

recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Sussex, New Jersey unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in

arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Managers, in the exercise of their fiduciary duty, have approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

NY SCOOPS LLC.

/s/Timothy Kostenko
(Signature)

Timothy Kostenko
(Name)

Managing Member
(Title)

EXHIBIT E
Pitch Deck

COOL SUPPLIERS
NEW YORK
all natural
WILD CHERRY
icey
all natural
BLUEBERRY RASPBERRY
icey
all natural
STRAWBERRY LEMONADE
icey
all natural
MANGO
icey



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

We are the Cool Suppliers


all natural
WILD
CHERRY
icey
all natural
MANGO
icey
all natural
BLUEBERRY
RASPBERRY
icey
all natural
STRAWBERRY
LEMONADE
icey
Nutrition Facts
Nutrition Facts
Nutrition Facts
Nutrition Facts
ALL NATURAL ICEYS
COOL SUPPLIERS
WE ARE THE COOL SUPPLIERS!
Makers of the all natural ICEYS, aka squeeze pops.
Our all natural ICEYs are kind of like some frozen smoothies, we use simple ingrdients like fruit, water, natural cane sugar, and a plant to hold it all together.
• LOW CALORIE
• LOW ADDED SUGAR
• PEANUT FREE
• DAIRY FREE
• GLUTEN FREE
• FAT FREE
• VEGAN
• NON GMO

- **Idealists:** Here to cool the planet
- **Creators:** Of natural frozen foods
- **Disruptors:** Of frozen desserts
- **Homegrown:** Brooklyn-based
- **Focused:** On national growth


all natural
MANGO
icey
all natural
STRAWBERRY
LEMONADE
icey

The Cool Suppliers Difference

- **Brand Position**
  - Cool Suppliers seeks to be the "uncorporate" frozen brand
  - We believe our brand has a soul
  - Grassroots-built with followers across the U.S.

- **Our Product Position**
  - All-natural frozen squeeze pop - a tasty, healthier snack
  - We "started from the bottom," grew locally, regionally, and then nationally by starting in the convenience store (c-store) market where there has been less competition

- **Target Audience**
  - We seek to be a youthful brand targeting older kids and young adults by selling to them directly at music events, sports camps, parks, and schools
  - We value our direct-to-customer channels as much our c-store distribution

- **Aims to Leverage**
  - Our connections in the world of music
  - Our connections in Action Sports
  - Our distribution channels to continue scaling nationally



Grassroots Built

ZAGAT
7/25/2012 12:18:00 PM
Ice, Ice, Baby: Coney Island's NYC Scoops Giving Freebies for Best Raps
By James Mulcahy

Humble Beginnings

Originally started as a series of small scoop and serve stands in Coney Island

2014 - Pivoted Business Model

- Turned recipe into retail squeeze pop - the "*All Natural ICEYs*".
- Sold ICEYs across Brooklyn C-Stores

2015 - Regional Scaling

- Expanded to 5 NYC boroughs plus NJ, PA, MD, and IN

2016 - West Coast Expansion

- Expanded to CA, AZ, CO, UT, OR, and NV
- Traveled the U.S. with *Vans Warped Tour*









WILD CHERRY
icey
BLUEBERRY RASPBERRY
icey

Food Channel & C-Store Distribution

From 2014 to 2016, distribution grew from the company selling store-to-store in New York City to national distribution.

We have sold our products via the following distributors:

- H.T. Hackney
- Shamrock Foods
- Core-Mark
- J. Polep
- GSC
- UNFI
- Sysco























all natural
MANGO
icey
all natural
STRAWBERRY
LEMONADE
icey

Primary Target Market: C-Stores

- 154,500 c-stores in the U.S.

- In 2017, frozen treats generated $1.3 billion across all U.S. c-store channels

- Ice pops saw unit volume grow 9.4% year over year

- New healthier options are **gaining market share**

- Natural ingredients and simpler formulations are key factors to boosting future c-stores sales in the ice cream and frozen novelty market

Sources:
https://www.bloomberg.com/news/articles/2018-01-18/convenience-stores-getting-squeezed-by-fast-food-dollar-stores
https://www.cspdailynews.com/general-merchandise/churning-sales-frozen-treats

Growth Strategy: Future Marketing Plans

- **C-Store: Freezer Equipment Program**
  - Increase revenue, margins, & brand recognition
- **C-Store: Freezer Shelf Program**
  - Lower cost of entry
  - Increase revenue, margins, & brand recognition
- **Plus:**
  - Brand awareness campaigns
  - New flavor development
  - Food service channel development
  - Increase industry trade show attendance
    - Increased attendance at c-store trade shows positively impacted revenue in 2018


ALL NATURAL ICEYS
ALL NATURAL ICEYS
COOL SUPPLIERS
all natural
STRAWBERRY LEMONADE icey
BLUEBERRY RASPBERRY icey
MANGO icey
WILD CHERRY icey
ALL NATURAL ICEYS

Growth Strategy: Food Service Expansion

- Expand Sysco food service channel distribution
- 2018: **Approved Snack Vendor** for Los Angeles Unified School District (LAUSD)
  - LAUSD is the second largest school district in the U.S. (640,000 students at over 900 schools and 187 public charter schools)[1]
  - Thus far, Cool Suppliers has sold to 58 schools within LAUSD
  - Aim to grow LAUSD penetration in 2019
- Seek to open up NYC school system distribution
- Plan to introduce 3 oz. tube size for food service / schools
- Seek to expand relationship with Legends Food Service
  - Begin hand off of event sales to Legends
- Continue sales outreach to food service companies and divisions across the country

1. https://achieve.lausd.net/about

Growth Strategy: Operations

- Current Co-Packer is not optimal moving forward

  Solution:

  o **Sign deal** with **new co-packer** better suited to scale production

  o Purchase **new equipment** to offer more customizable offerings (e.g. different individual icey sizes, customizable wholesale packages)

  o Utilize new co-packer to gain access to **new supply vendors**



The Founder: Timothy Kostenko

Timmy is the backbone and chief storyteller of the Cool Suppliers. He founded the company from his kitchen in Sunset Park Brooklyn. He used to take the initial batches down to Coney Island and sell them for $1 a scoop. His one-day-at-a-time mentality, unrelenting passion, and positive attitude have carried the company from its humble beginnings to a nationally distributed product. Timmy's diverse background includes nearly a decade as a financial advisor at Morgan Stanley, headlining rap tours, and various community service initiatives.

all natural
WILD
CHERRY
icey
all natural
BLUEBERRY
RASPBERRY
icey



The Team: Scott Tabor, Operations

Scott has been with the Cool Suppliers since 2013. He brings 16 years of Fortune 500 sales and management experience. His primary responsibility at the company is overseeing its direct store distribution network in the greater NYC area. Notwithstanding his daily responsibilities in New York, his efforts are felt in almost every facet of the business. He manages the relationships with the company's manufacturing partners, monitors its warehousing, conducts calls with reps around the U.S. about sales and logistics, works with vendors, assists with back end organization, and manages several of the larger key accounts. Scott holds a B.S. in Engineering Management from Clarkson University.

all natural
WILD
CHERRY
icey
all natural
BLUEBERRY
RASPBERRY
icey



The Team: Matthew Stibbe, Marketing

Matthew works with Cool Suppliers as a marketing consultant. He provides consulting for startups and mid-size companies, advising on direct-to-consumer strategies and integrations as well as user and revenue growth. He is experienced in marketing, entrepreneurial business, and project management for both startups and Fortune 500 companies. He has experience in developing and managing digital strategies, with a focus on web development, integrated online marketing strategies, customer acquisition / conversion, and brand management. He has successfully exited one startup and now focuses his attention on projects that make both a positive economic and societal impact.

all natural
WILD
CHERRY
icey
all natural
BLUEBERRY
RASPBERRY
icey



The Team: Flip McKenzie, Food Service Sales

Flip has been a important part of the Cool Suppliers story since 2015. He started selling Cool Suppliers in New York City, opening up sales in Harlem, the Bronx, and Westchester County, before setting his sights on Southern California. Since arriving in SoCal, he has helped make sales in numerous convenience stores, small format neighborhood groceries, and health food stores. Most recently, Flip was instrumental in gaining approval to bring Cool Suppliers into the Los Angeles Unified School District.

all natural
WILD
CHERRY
icey
all natural
BLUEBERRY
RASPBERRY
icey

The Team: Kevin Stevenson, C-Store Sales



A Baltimore native, Kevin has been keeping Las Vegas cool since 2015. Utilizing his 25+ years of food and beverage experience, Kevin has been able to amass a following for Cool Suppliers spanning from Las Vegas to Phoenix and all the way up to Reno and Lake Tahoe. Beyond opening direct store relationships, Kevin has helped build relationships with major food distributors, including Core-Mark and Shamrock Foods. Thanks to Kevin, Cool Suppliers has been sold at c-stores on the Las Vegas strip as well as locations throughout the Southwest U.S.


WILD
CHERRY
icey
all natural
BLUEBERRY
RASPBERRY
icey

Mission: To Cool The Planet


JOIN US AS WE SEEK TO
"COOL THE PLANET"
ONE FROZEN ICEY AT A TIME
WILD CHERRY
icey
all natural
BLUEBERRY
RASPBERRY
icey
STRAWBERRY
LEMONADE
icey
all natural
MANGO
icey
NEW YORK

EXHIBIT F
Video Transcript

Yo, what up my name is Timmy Grins of the Cool Suppliers. I'm the founder of the company, we're the makers and the movers of the all-natural icey a.k.a. the frozen smoothie. And this capital raise is dedicated to all the ice cream companies out there who told us we would never amount to anything, and calling all the store owners on us, telling we can't carry it in their stores. While I'm out here just trying to make some money to feed my daughter. And dedicated to all the people in the struggle, showing you can make it if you put your mind to it…

See, this was all a dream,
I used to watch Ben and Jerry's on the Netflix stream
Mixing minimal ingredients up in a freezer machine
Hanging maps up on my wall
Everyday I'd pick an avenue and drive store to store
Slanging in bodegas, and the delicatessens
In the corner stores, mini marts, and 7-Elevens
And when the skeptics got jealous, yo I'd tell em "just watch"
Cuz now they are squeezing em on blocks from Watts to New Lots
Like hot is the opposite, from the bottom we topple it
When you breed it from the streets, yo it's hard to be stopping it
No knocking the focus, I know lose it all once
So I know the benefits of bunts, and the punts and the dunks
And my whole squad is hustling
Celebrate it every day because we started from nothing
And now we are blowing up like we knew we would
Call the cell, same number, same hood, it's all good

And if you don't know, now you know…

Radio Version

You can walk into stores just like this one, all over New York City, all over Los Angeles, Las Vegas, Denver, Colorado, Baltimore, Maryland, cities all over America. and you can find our all natural squeeze pops. And likely we can tell you the story of how they got there, because myself and friends of mine, have literally been driving from store to store introducing and selling the product and bringing it in ourselves.

We use minimal, all natural, non-gmo, vegan, non-dairy, ingredients. Now, we didn't plan it or start it all that way. When it started, we didn't have a lot of money and I'm not the most culinary experienced kind of guy. So, we were just mixing up batches and taking them down to Coney Island, Brooklyn and selling them out there on Stillwell Avenue. We had a little five-by-five cart right across the street from Nathan's Famous Hot Dogs, where they have the hot dog eating contest, you probably catch it on ESPN every year. Now that's a hard core test kitchen. If you've ever been to Coney Island beach, you understand exactly what I'm saying. It's Brooklyn, New York, man, everybody's got an opinion. They're telling us "you should do this," "you should do that," "you should do this," and I listened. But the one bit of advice we always got was "you should put these tihngs in stores."

So, in 2014 we made our first batch of squeeze pops, got a few bucks together and we bought a used van. We got in the van and just started driving from store to store over the course of the next five years from city to city, introducing our product to as many stores as we possibly could.

And now we have pieced together a nationwide network of distributors, working with people like Core-Mark and Sysco Foods, and we've even gotten ourselves out on the Vans Warped Tour the last couple of summers. We've had to overcome a lot of obstacles to get where we are, and we are going to have to overcome a lot more to get where we're going. But we believe we have built a very very solid foundation and we've done a lot of it with really no fanfare. No press, very little social media. So, we believe we've got a lot more that we can open up. This is a movie in the making. So why don't you jump in the van with us? Come along, take the ride.

On we rock baby. And thank you for your support. Peace ya'll.